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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*



                       NEUROBIOLOGICAL TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    64124W304
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                DECEMBER 31, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]    Rule 13d-1(b)

[X]    Rule 13d-1(c)

[ ]    Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

----------------------                                --------------------------
 CUSIP No.  64124W304                13G/A                 Page 2 of 9 Pages
----------------------                                --------------------------


 1.    NAMES OF REPORTING PERSONS

       Great Point Partners, LLC

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

       37-1475292

 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)    [ ]

       (b)    [ ]

--------------------------------------------------------------------------------
 3.    SEC USE ONLY

--------------------------------------------------------------------------------
 4.    CITIZENSHIP OR PLACE OF ORGANIZATION

       USA

NUMBER OF SHARES      5.    SOLE VOTING POWER
  BENEFICIALLY                                        0
  OWNED BY EACH       6.    SHARED VOTING POWER
REPORTING PERSON                                      2,009,952
      WITH            7.    SOLE DISPOSITIVE POWER
                                                      0
                      8.    SHARED DISPOSITIVE POWER
                                                      2,009,952

 9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,009,952

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                    [ ]

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              7.41%

12.    TYPE OF REPORTING PERSON (See Instructions)

              OO

----------------------                                --------------------------
 CUSIP No.  64124W304                13G/A                 Page 3 of 9 Pages
----------------------                                --------------------------


 1.    NAMES OF REPORTING PERSONS

       Dr. Jeffrey R. Jay, M.D.

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):


 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)    [ ]

       (b)    [ ]

--------------------------------------------------------------------------------
 3.    SEC USE ONLY

--------------------------------------------------------------------------------
 4.    CITIZENSHIP OR PLACE OF ORGANIZATION

       USA

NUMBER OF SHARES      5.    SOLE VOTING POWER
  BENEFICIALLY                                        0
  OWNED BY EACH       6.    SHARED VOTING POWER
REPORTING PERSON                                      2,009,952
      WITH            7.    SOLE DISPOSITIVE POWER
                                                      0
                      8.    SHARED DISPOSITIVE POWER
                                                      2,009,952

 9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,009,952

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                    [ ]

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              7.41%

12.    TYPE OF REPORTING PERSON (See Instructions)

              IN

----------------------                                --------------------------
 CUSIP No.  64124W304                13G/A                 Page 4 of 9 Pages
----------------------                                --------------------------


 1.    NAMES OF REPORTING PERSONS

       Mr. David Kroin

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):


 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)    [ ]

       (b)    [ ]

--------------------------------------------------------------------------------
 3.    SEC USE ONLY

--------------------------------------------------------------------------------
 4.    CITIZENSHIP OR PLACE OF ORGANIZATION

       USA

NUMBER OF SHARES      5.    SOLE VOTING POWER
  BENEFICIALLY                                        0
  OWNED BY EACH       6.    SHARED VOTING POWER
REPORTING PERSON                                      2,009,952
      WITH            7.    SOLE DISPOSITIVE POWER
                                                      0
                      8.    SHARED DISPOSITIVE POWER
                                                      2,009,952

 9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,009,952

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                    [ ]

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              7.41%

12.    TYPE OF REPORTING PERSON (See Instructions)

              IN

----------------------                                --------------------------
 CUSIP No.  64124W304                13G/A                 Page 5 of 9 Pages
----------------------                                --------------------------


ITEM 1.

           (a)    Name of Issuer

                  Neurobiological Technologies, Inc.

           (b)    Address of Issuer's Principal Executive Offices

                  2000 Powell Street, Suite 800, Emeryville, California 94608

ITEM 2.

           (a)    Name of Person Filing

                         Great Point Partners, LLC
                         Dr. Jeffrey R. Jay, M.D.
                         Mr. David Kroin

           The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2008, a copy of which is filed with this Schedule 13G/A as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

           (b)    Address of Principal Business Office, or if none, Residence

                  The address of the principal business office of each of the Reporting Persons is

                         165 Mason Street, 3rd Floor
                         Greenwich, CT 06830

           (c)    Citizenship

           Great Point Partners, LLC is a limited liability company organized under the laws of the State of Delaware. Dr. Jeffrey R. Jay, M.D. is a citizen of the United States. Mr. David Kroin is a citizen of the United States.

           (d)    Title of Class of Securities

                  Common Stock

           (e)    CUSIP Number

                  64124W304

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D.2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                  Not Applicable.

           (a)  [ ]   Broker or dealer registered under Section 15 of the Act
                      (15 U.S.C. 78o)

           (b)  [ ]   Bank as defined in Section 3(a)(6) of the Act
                      (15 U.S.C. 78c).

           (c)  [ ]   Insurance company as defined in Section 3(a)(19) of the
                      Act (15. U.S.C. 78c).

           (d)  [ ]   Investment Company registered under Section 8 of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8).

           (e)  [ ]   An investment adviser in accordance with
                      ss.240.13d-1(b)(1)(ii)(E).

----------------------                                --------------------------
 CUSIP No.  64124W304                13G/A                 Page 6 of 9 Pages
----------------------                                --------------------------


           (f)  [ ]   An employee benefit plan or endowment fund in accordance
                      with ss.240.13d-1(b)(1)(ii)(F).

           (g)  [ ]   A parent holding company or control person in accordance
                      with ss.240.13d-1(b)(1)(ii)(G).

           (h)  [ ]   A savings associations as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813).

           (i)  [ ]   A church plan that is excluded from the definition of an
                      investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

           (j)  [ ]   Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.    OWNERSHIP

           Biomedical Value Fund, L.P. ("BMVF") is the direct beneficial owner of 1,085,371 shares (the "BMVF Shares"), consisting of 967,980 shares of Common Stock and warrants to purchase 117,391 shares of Common Stock. Great Point Partners, LLC ("Great Point") is the investment manager of BMVF, and by virtue of such status may be deemed to be the beneficial owner of the BMVF Shares. Each of Dr. Jeffrey R. Jay, M.D. ("Dr. Jay"), as senior managing member of Great Point, and Mr. David Kroin ("Mr. Kroin"), as special managing member of Great Point, has voting and investment power with respect to the BMVF Shares, and therefore may be deemed to be the beneficial owner of the BMVF Shares.

           Biomedical Offshore Value Fund, Ltd. ("BOVF") is the direct beneficial owner of 924,581 shares (the "BOVF Shares"), consisting of 824,581 shares of Common Stock and warrants to purchase 100,000 shares of Common Stock. Great Point is the investment manager of BOVF, and by virtue of such status may be deemed to be the beneficial owner of the BOVF Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the BOVF Shares, and therefore may be deemed to be the beneficial owner of the BOVF Shares.

           Notwithstanding the above, Great Point, Dr. Jay and Mr. Kroin disclaim beneficial ownership of the BMVF Shares and the BOVF Shares, except to the extent of their respective pecuniary interests.


           Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
           Item 1.

           1.     GREAT POINT PARTNERS, LLC

           (a)    Amount beneficially owned: 2,009,952

           (b)    Percent of class: 7.41%

           (c)    Number of shares as to which the person has:

                  (i)    Sole power to vote or to direct the vote:  - 0 -

                  (ii)   Shared power to vote or to direct the vote: 2,009,952

                  (iii)  Sole power to dispose or to direct the disposition of:
                         - 0 -.

                  (iv) Shared power to dispose or to direct the disposition of: 2,009,952

           2.     DR. JEFFREY R. JAY, M.D.

----------------------                                --------------------------
 CUSIP No.  64124W304                13G/A                 Page 7 of 9 Pages
----------------------                                --------------------------


           (a)    Amount beneficially owned: 2,009,952

           (b)    Percent of class: 7.41%

           (c)    Number of shares as to which the person has:

                  (i)    Sole power to vote or to direct the vote: 0.

                  (ii)   Shared power to vote or to direct the vote: 2,009,952

                  (iii)  Sole power to dispose or to direct the disposition of:
                         0.

                  (iv) Shared power to dispose or to direct the disposition of: 2,009,952

           3.     MR. DAVID KROIN

           (a)    Amount beneficially owned: 2,009,952

           (b)    Percent of class: 7.41%

           (c)    Number of shares as to which the person has:

                  (i)    Sole power to vote or to direct the vote: 0.

                  (ii)   Shared power to vote or to direct the vote: 2,009,952

                  (iii)  Sole power to dispose or to direct the disposition of:
                         0.

                  (iv) Shared power to dispose or to direct the disposition of: 2,009,952


ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           Not Applicable.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

           See Item 4.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

           Not Applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

           Not Applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP

           Not Applicable.

ITEM 10.   CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

----------------------                                --------------------------
 CUSIP No.  64124W304                13G/A                 Page 8 of 9 Pages
----------------------                                --------------------------


                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2008


                                        GREAT POINT PARTNERS, LLC

                                        By:  /s/ Dr. Jeffrey R. Jay, M.D.
                                             -----------------------------------
                                             Dr. Jeffrey R. Jay, M.D.,
                                              as senior managing member


                                        /s/ Dr. Jeffrey R. Jay, M.D.
                                        ----------------------------------------
                                        DR. JEFFREY R. JAY, M.D.


                                        /s/ Mr. David Kroin
                                        ----------------------------------------
                                        Mr. David Kroin

                                                                       EXHIBIT A


             AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G/A


The undersigned hereby agree as follows:

         (i) Each of them is individually eligible to use the Schedule 13G/A to which this Exhibit is attached, and such Schedule 13G/A is filed on behalf of each of them; and

         (ii) Each of them is responsible for the timely filing of such Schedule 13G/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  February 14, 2008


                                        GREAT POINT PARTNERS, LLC

                                        By:  /s/ Dr. Jeffrey R. Jay, M.D.
                                             -----------------------------------
                                             Dr. Jeffrey R. Jay, M.D.,
                                              as senior managing member


                                        /s/ Dr. Jeffrey R. Jay, M.D.
                                        ----------------------------------------
                                        DR. JEFFREY R. JAY, M.D.


                                        /s/ Mr. David Kroin
                                        ----------------------------------------
                                        Mr. David Kroin